UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2005 (December 17, 2004)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-91532**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard REIT I, Inc., (the "Company"), hereby amends its Current Report on Form 8-K dated December 22, 2004 to provide the required financial statements relating to the acquisition by the Company of its undivided 50.67995% tenant in common interest in the Pratt Building, located in Baltimore, Maryland (the "Pratt Building"), as described in such Current Report.

After reasonable inquiry, the Company is not aware of any material factors relating to the Pratt Building that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

None

Report of Independent Auditors

To the Shareholders and Directors of
Behringer Harvard REIT I, Inc.:

We have audited the accompanying Statement of Revenues and Certain Expenses of 250 West Pratt (the "Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of 250 West Pratt for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

January 7, 2005
Chicago, Illinois

Pratt Building
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Nine Month Period Ended September 30, 2004

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004 (unaudited)
Revenues:		
Rental income	$ 4,856,203	$ 3,466,295
Expense recovery	2,772,839	2,062,996
Other income	47,759	33,143
Total revenues	7,676,801	5,562,434
Expenses:		
Maintenance and service contracts	1,148,845	773,165
Utilities	778,275	689,976
Management fees	237,420	170,120
Administrative	498,758	342,151
Property taxes and insurance	1,000,716	764,841
Total expenses	3,664,014	2,740,253
Revenues in excess of certain expenses	$ 4,012,787	$ 2,822,181

The accompanying notes are an integral part of these statements.

Pratt Building
Notes to the Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
And the Nine Month Period Ended September 30, 2004

1. **Basis of Presentation and Summary of Significant Accounting Policies**

The Statement of Revenues and Certain Expenses presents the operations of 250 West Pratt (the "Property") for the year ended December 31, 2003 and the nine months ended September 30, 2004 (unaudited). On December 17, 2004, Behringer Harvard REIT I, Inc., (the "Company") acquired an undivided 50.67995% tenant in common interest in the Property, a 24-story office building containing approximately 368,194 rentable square feet (unaudited) located in Baltimore, Maryland.

The accompanying statements have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Company. The statements are not intended to be a complete presentation of the revenues and expenses of the Property for the year ended December 31, 2003 and the nine month period ended September 30, 2004 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Property have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Other income is comprised of parking revenues and reimbursement income. Reimbursement income consists of recoveries of certain operating expenses and property taxes. Recoveries of certain operating expenses and property taxes are recognized as revenues in the period the applicable costs are incurred.

Maintenance and Service Contracts
Maintenance and service contract expenses represent the direct expenses of operating the Property and include maintenance, repairs, cleaning, HVAC, and security costs that are expected to continue in the ongoing operation of the Property. Expenditures for maintenance and repairs are charged to operations as incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. Leases

The minimum future rentals from tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	6,746,570
2005		6,183,601
2006		6,079,804
2007		4,082,308
2008		775,458
Thereafter		128,744
Total	$	23,996,485

3. Major Tenants

Three tenants, the United States General Services Administration, Vertis, Inc., and Semmes Bowen & Semmes, accounted for approximately 10.6%, 20.7%, and 17.3%, respectively, of the base rental revenue for the year ended December 31, 2003.

4. Statement of Revenues and Certain Expenses for the Nine Month Period Ended September 30, 2004

The statement for the nine-month period ended September 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year for the operation of the Property.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On December 17, 2004, the Company acquired an undivided 50.67995% tenant in common interest in a 24-story office building containing approximately 368,194 rentable square feet located on approximately 0.75 acres of land in Baltimore, Maryland (the "Pratt Building"). The Company's purchase price of its 50.67995% tenant in common interest in the Pratt Building was $31,304,790, including closing costs. The Company used borrowings of $18,751,581 under a loan agreement (the "Loan Agreement") with Citigroup Global Markets Realty Corp. (the "Lender") to pay a portion of its share of such contract purchase price and paid the remaining amount from cash on hand.

The Company has reflected its undivided 50.67995% tenant in common interest in the Pratt Building as an investment in tenant in common interest on the accompanying unaudited pro forma consolidated balance sheet as of September 30, 2004. Additionally, the Company has reflected its 50.67995% ownership interest in the operations of the Pratt Building, which excludes interest expense and amortization of financing costs associated with the Company's debt, asset management fees, and property management fees, as equity in earnings of tenant in common interest in the accompanying unaudited pro forma consolidated statements of operations.

In the opinion of management of the Company, all material adjustments necessary to reflect the effects of the above transactions have been made.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of September 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Company had acquired its undivided 50.67995% tenant in common interest in the Pratt Building as of September 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statements of Operations of the Company and the historical financial statements and notes thereto of the Company as filed in its quarterly report on Form 10-Q for the nine months ended September 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company completed the above transaction on September 30, 2004, nor does it purport to represent the future financial position of the Company.

	September 30, 2004 as Reported (a)		Prior Acquisition Pro Forma Adjustments (b)		Pro Forma Adjustments		Pro Forma September 30, 2004
Assets							
Cash and cash equivalents	$	16,083,281	$ (12,420,225)		$ (12,553,209)	(c) $	9,633,552
			(338,108)		(290,375)	(d)	
			15,857,188	(e)	3,295,000	(e)	
Restricted cash		6,125,434	-		-		6,125,434
Prepaid expenses and other assets		21,409,010	(15,857,188)	(e)	(3,295,000)	(e)	2,256,822
Investments in tenant in common interests		65,820,472	35,070,225		31,304,790	(c)	132,195,487
Deferred financing fees, net of accumulated amortization of $25,841		698,042	338,108		290,375	(d)	1,326,525
Receivables from affiliates		45,217	-		-		45,217
Total assets	$	110,181,456	$ 22,650,000		$ 18,751,581	$	151,583,037
Liabilities and stockholders' equity							
Liabilities							
Mortgages payable	$	38,528,417	$ 22,650,000		$ 18,751,581	(c) $	79,929,998
Dividends payable		425,346	-		-		425,346
Accrued liabilities		510,030	-		-		510,030
Subscriptions for common stock		3,633,004	-		-		3,633,004
Total liabilities		43,096,797	22,650,000		18,751,581		84,498,378
Commitments and contingencies							
Stockholders' equity							
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding		-	-		-		-
Common stock, $.0001 par value per share; 350,000,000 shares authorized, 7,953,912 shares issued and outstanding		795	-		-		795
Additional paid-in capital		70,199,986	-		-		70,199,986
Cumulative distributions and net loss		(3,116,122)	-		-		(3,116,122)
Total stockholders' equity		67,084,659	-		-		67,084,659
Total liabilities and stockholders' equity	$	110,181,456	$ 22,650,000		$ 18,751,581	$	151,583,037

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired its undivided 50.67995% tenant in common interest in the Pratt Building on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed in its quarterly report on Form 10-Q for the nine months ended September 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transactions on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Nine months ended September 30, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma Nine Months Ended September 30, 2004
Total revenues	$ -	$ -	$ -		$ -
Expenses					
Interest	719,257	2,054,779	765,044	(c)	3,539,080
Property and asset management fees	100,808	401,470	84,067	(d)	654,763
			68,418	(e)	
General and administrative	684,554	-	-		684,554
Total expenses	1,504,619	2,456,249	917,529		4,878,397
Interest income	147,406	(83,577)	-		63,829
Net loss before equity in earnings of investments in tenant in common interests	(1,357,213)	(2,539,826)	(917,529)		(4,814,568)
Equity in earnings of investments in tenant in common interests	533,472	1,052,979	212,177	(f)	1,798,628
Net loss	$ (823,741)	$ (1,486,847)	$ (705,352)		$ (3,015,940)
Basic and diluted weighted average shares outstanding	3,606,894		2,489,993	(g)	6,096,887
Basic and diluted loss per share	$ (0.23)				$ (0.50)

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired its undivided 50.67995% tenant in common interest in the Pratt Building on January 1, 2003 and the Company qualified as a REIT, distributed 90% of its taxable income and, therefore, incurred no income tax benefit or expense during the period. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Company as filed in its annual report on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transactions on January 1, 2003, nor does it purport to represent the future operations of the Company.

	Year ended December 31, 2003 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2003
Total revenues	$ -	$ -	$ -		$ -
Expenses					
Interest	60,833	3,372,500	1,020,059	(c)	4,453,392
Property and asset management fees	10,220	624,327	115,991	(d)	841,762
			91,224	(e)	
General and administrative	240,223	-	-		240,223
Total expenses	311,276	3,996,827	1,227,274		5,535,377
Interest income	3,767	(3,767)	-		-
Net loss before equity in earnings of investments in tenant in common interests	(307,509)	(4,000,594)	(1,227,274)		(5,535,377)
Equity in earnings of investments in tenant in common interests	18,176	1,629,899	414,909	(f)	2,062,984
Net loss	$ (289,333)	$ (2,370,695)	$ (812,365)		$ (3,472,393)
Basic and diluted weighted average shares outstanding	142,430		5,762,470	(g)	5,904,900
Basic and diluted loss per share	$ (2.03)				$ (0.59)

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a.   Reflects the Company's historical balance sheet as of September 30, 2004.

b.   Reflects the Pro Forma acquisition of the Travis Tower.

c.   Reflects the acquisition of the Pratt Building by the Company for $31,304,790. The acquisition was funded with $12,553,209 of cash and $18,751,581 of debt. The Company allocated its purchase price to the assets and liabilities below and estimated the remaining useful lives of its tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 3,395,557	-
Building	19,308,135	25 years
Above/below market leases, net	594,941	4 years
Tenant improvements, leasing commissions & legal fees	1,048,319	4 years
In-place leases	1,240,269	4 years
Tenant relationships	2,212,972	9 years
Prepaid expenses and other assets	361,642	-
Cash and cash equivalents	76,020	-
Restricted cash	3,303,998	-
Deferred rental revenue	(131,606)	-
Other accruals	(105,457)	-
	$ 31,304,790	

The Company allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

The Company determines the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. The fair value of above-market and below-market leases are recorded by the Company as intangible assets and amortized as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired are further allocated to in-place lease values, in-place tenant improvements, in-place tenant leasing commissions and tenant relationships based on management's evaluation of the specific characteristics of the tenants' leases and the Company's overall relationship with the tenants. The aggregate value for tenant improvements and leasing commissions are based on estimates of these costs incurred at inception of the acquired lease, amortized through the date of acquisition. The aggregate value of the in-place leases acquired and tenant relationships are determined by applying a fair value model. The estimates of fair value of the in-place lease includes an estimate of carrying costs during the expected lease-up periods for the space considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, management includes such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of the tenant relationships also include costs to execute similar leases including leasing commissions, legal fees and tenant improvements as well as an estimate of the likelihood of renewal as determined by management.

The Company amortizes the value of the in-place leases and in-place tenant improvements to expense over the expected term of the leases. The value of tenant relationship intangibles is amortized to expense over the expected term, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the related lease intangibles would be charged to expense.

d.   Reflects financing costs incurred in connection with obtaining the debt.

e.   Reflects the reclassification of the earnest money deposits for the Travis and Pratt Properties at September 30, 2004 from prepaid expenses and other assets to cash.

Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2004

a.   Reflects the historical operations of the Company for the nine months ended September 30, 2004.

b.   Reflects the combined Pro Forma results for Enclave on the Lake, St. Louis Place, the Colorado Property and Travis Tower.

c.   Represents interest expense associated with the $18,751,581 of long-term debt obtained in connection with the purchase of the Pratt Building and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.285% per annum, requires monthly payments of interest only until February 2007 and monthly payments of principal and interest thereafter. The debt matures in 2014. The deferred financing costs in the amount of $290,375 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

d.   Reflects the Company's 50.67995% share of the property management fees associated with the Pratt Building. The property is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

e.   Reflects the Company's 50.67995% share of the asset management fees associated with the Pratt Building. The asset is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for an annual asset management fee of $180,000.

f.   Reflects the Company's 50.67995% undivided tenant in common interest in the operations of the Pratt Building. Amounts were determined as follows:

Revenues in excess of certain expenses	$	2,822,181
Adjustments:		
Depreciation and amortization expense (1)		(2,573,641)
Reverse management fees under previous owner		170,120
Earnings from tenant in common interest	$	418,660
Company's tenant in common interest		50.67995%
Equity in earnings of tenant in common interest	$	212,177

(1) Reflects depreciation and amortization of the Company's 50.67995% undivided interest in the depreciable or amortizable assets and liabilities of the Pratt Building using the straight-line method over their estimated useful lives.

g.   Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake, the Colorado Property, the Travis Tower and the Pratt Building. The adjustment is computed as follows:

Cash needed to acquire St. Louis Place	$	5,025,865
Cash needed to acquire Enclave on the Lake		3,370,261
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
	$	51,963,116
Net cash received from each share of common stock issued	$	8.80 (1)
Common stock needed to purchase St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower and the Pratt Building		5,904,900
Plus weighted average of common stock actually outstanding at September 30, 2004 in excess of 5,904,900		191,987
Less historical weighted average of common stock outstanding at September 30, 2004		(3,606,894)
		2,489,993

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003

a. Reflects the historical operations of the Company for the year ended December 31, 2003.

b. Reflects the combined Pro Forma results for Enclave on the Lake, St. Louis Place, the Colorado Property and Travis Tower.

c. Represents interest expense associated with the $18,751,581 of long-term debt obtained in connection with the purchase of the Pratt Building and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.285% per annum, requires monthly payments of interest only until February 2007 and monthly payments of principal and interest thereafter. The debt matures in 2014. The deferred financing costs in the amount of $290,375 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

d. Reflects the Company's 50.67995% share of the property management fees associated with the Pratt Building. The property is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

e. Reflects the Company's 50.67995% interest in the asset management fees associated with the Pratt Building. The asset is managed by Behringer Harvard TIC Management Services LP, an affiliate of the Company, for an annual asset management fee of $180,000.

f. Reflects the Company's 50.67995% undivided tenant in common interest in the operations of the Pratt Building. Amounts were determined as follows:

Revenues in excess of certain expenses	$	4,012,787
Adjustments:		
Depreciation and amortization expense (1)		(3,431,522)
Reverse management fees under previous owner		237,420
Earnings from tenant in common interest	$	818,685
Company's tenant in common interest		50.67995%
Equity in earnings of tenant in common interest	$	414,909

(1) Reflects depreciation and amortization of the Company's 50.67995% undivided interest in the depreciable or amortizable assets and liabilities of the Pratt Building using the straight-line method over their estimated useful lives.

g. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower and the Pratt Building. The adjustment is computed as follows:

Cash needed to acquire St. Louis Place	$	5,025,865
Cash needed to acquire Enclave on the Lake		3,370,261
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
	$	51,963,116
Net cash received from each share of common stock issued	$	8.80 **(1)**
Common stock needed to purchase St. Louis Place, Enclave on the Lake, the Colorado Property, Travis Tower and the Pratt Building		5,904,900
Less historical weighted average of common stock outstanding at December 31, 2003		(142,430)
		5,762,470

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard REIT I, Inc.

Dated: January 31, 2005   By: <u>Gary S. Bresky</u>
                                                  Gary S. Bresky
                                                  Chief Financial Officer and Treasurer